November 1, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

Washington, DC 20549

Re: Max Sound Corporation

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 29, 2019

Form 10-Q for the Quarterly Period Ended March 31, 2019

Filed May 14, 2019

File No. 000-51886

To Whom It May Concern:

Please see our response in bold to the Comments from your letter dated August 5, 2019.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 9A. Controls and Procedures

1. Please revise to state that you concluded your disclosure controls and procedures were effective as of December 31, 2018. Also, state, if true, that your internal controls over financial reporting were effective as of December 31, 2018 (as opposed to December 31, 2017 as you currently indicate), and that there were no changes during the quarter ended this same date.

We have amended our 10-K/A filed today, November 1, 2019 to incorporate the following statement –

Our disclosure controls and procedures as well as our internal controls over financial reporting were effective as of December 31, 2018. There were no changes during the quarter ended this same date.

Report of Independent Registered Public Accounting Firm

2. We note that G.A. Wahl is not registered with the PCAOB. As such, you may not include an audit report from this firm in your filings until their registration process is complete. In addition, G.A. Wahl’s report indicates that they have served as the company’s auditor since 2015; however, it appears from reports included in your previous Form 10-K filings that Anton & Chia, LLP were the company’s auditors since 2015. Please amend your December 31, 2018 Form 10-K to include financial statements that have been audited by a PCAOB registered firm.

There was no change to our PCAOB registered firm. There was, however, a clerical issue regarding the name. Thus, we have amended and filed today our Form 10-K (10K/A) for the year ended December 31, 2018 establishing that Anton & Chia were the company’s PCAOB registered auditor in good standing and did fully review and audit the related financial statements for the period.

3. To the extent there has been a change in your independent registered accounting firm, please note that you were required to file an Item 4.01 Form 8-K along with an Exhibit 16 letter from your former accountant within four business days after the occurrence of such event. Refer to General Instruction B to Form 8-K and Item 304 of Regulation S-K, and file the Form 8-K accordingly. In addition, address Item 9 of Form 10-K in your amendment.

We acknowledge the Item 4.01 requirement in the event of a change to an independent registered accounting firm. There was no change to our PCAOB registered firm, only a clerical issue as stated in response to your comment #2 above. The appropriate correction has been provided in the 10-K/A amendment. Regarding Item 9, there were no changes or disagreements with our PCAOB registered firm during the year ended December 31, 2018.

Exhibits 31.2 & 32

4. Please ensure that the certifications are correctly signed and dated when you file the Form 10-K/A. In this regard, we note that Mr. Halpern's Section 302 Certification is dated March 29, 2018. We also note that Mr. Blaisure did not properly sign the Section 906 certification.

In the 10K/A, amended and filed today, November 1, 2019, Exhibits 31.2 and 32 are appropriately incorporated and include the required Sections 302 and 906 Certifications for both officers (Mr. Halpern and Mr. Blaisure) and are correctly signed and dated.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Exhibit 32

5. Please amend to include revised certifications pursuant to Section 906 that reference the quarter ended March 31, 2019 in lieu of September 30, 2017.

We have revised Exhibit 32 of the amended 10-Q/A filed today which now appropriately includes the revised certifications pursuant to Section 906 that correctly reference the quarter ended March 31, 2019.

The amendments 10-K/A for the year ended December 31, 2018 and 10-Q/A for the quarter ended March 31, 2019, containing the implemented revisions stated above, have been filed today November 1, 2019 along with the submission of this letter responding to comments.

Sincerely,

Greg Halpern – Chairman & CFO

Max Sound Corporation